HOST VENTURES INC.
                          9544 South Chesapeake Street
                            Highlands Ranch, Colorado
                                    USA 80126

October 28, 2005

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D. C. 20002
Mail Stop: 4561

Attention:  Rebekah J. Toton

Dear Sirs:

Re:      Host Ventures Inc.
         Registration Statement on Form SB-2
         File No. 333-126504

We provide the following responses to your letter dated October 21, 2005:

Plan of Operations, page 18
---------------------------

1. In the plan of operations on page 19, you state you "have enough funds to cover these anticipated expenses." However, on page 4 you disclose there is no cash on hand at the date of filing. Please revise to clarify and disclose the expect source of funds for the expenditures discussed.

         We have revised our disclosure to clarify that our current cash on hand is $26,165. The previous cash on hand figure was a typographical error.

Exhibit 23
----------

2. A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement. The consent included in the amendment filed on October 12, 2005 is dated "September, 2005" withour specifying the date of the month. Please have this revised.

         We  have  filed  a  currently   dated  consent  from  the   independent
         accountants as an exhibit to our amended registration statement.

         Yours truly,

         Host Ventures Inc.

/s/      William Stewart